UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

Date:  April 20, 2005

Commission File Number:  001-03793

CANADA SOUTHERN PETROLEUM LTD.

(Translation of registrant’s name into English)

Suite 250, 706 – 7th Avenue S.W.

Calgary, Alberta, Canada T2P 0Z1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXHIBIT INDEX

Exhibit No.

Description

Notice of Meeting and Record Date, dated April 11, 2005

Exhibit 1

Canada Southern Petroleum Ltd.
250, 706 - 7th Avenue S.W.
Calgary, Alberta
T2P  0Z1

April 11, 2005

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Commission des valeurs mobilières du Québec

Securities Administration Branch – New Brunswick

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Prince Edward Island – Registrar of Securities

The Toronto Stock Exchange

NASDAQ Inc.

Canadian Depository for Securities Limited

Re:

Canada Southern Petroleum Ltd.

Notice of Meeting and Record Date

We are writing pursuant to National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” to notify you of the following dates in connection with the Annual and Special General Meeting of Shareholders of Canada Southern Petroleum Ltd.:

(a)

Date of Meeting:

June 9, 2005

(b)

Record Date for Notice:

May 9, 2005

(c)

Record Date for Voting:

May 9, 2005

(d)

Beneficial Ownership Determination Date:

May 9, 2005

(e)

Securities Entitled to Notice:

Common

(f)

Securities Entitled to Vote:

Common

(g)

Routine Business Only:

NO

Per:

“Randy L. Denecky”

Randy L. Denecky

Chief Financial Officer

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA SOUTHERN PETROLEUM LTD.

(Registrant)

By: /s/  John W. A. McDonald

John W. A. McDonald

April 20, 2005

President and Chief Executive Officer